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                                  EXHIBIT B


                              DENNIS M. MATHISEN
                            903 NORTH THIRD STREET
                                   SUITE 300
                             MINNEAPOLIS, MN 55401





November 19, 1999                                                  CONFIDENTIAL


TO -- THE SHELDAHL BOARD OF DIRECTORS


I am extremely concerned about the direction of the Company as related to the preservation of enterprise value for all Sheldahl shareholders. On October 25, 1999, less than a month ago, Sheldahl announced the formation of a special committee of the Board, as well as the retention of U S Bancorp Piper Jaffray, to explore strategic alternatives and maximize shareholder values for Sheldahl. All Directors and the executive management of the Company supported this action.

Since then, it appears that factions have developed within the Board to limit the actions of the special committee and Piper in the exploration and review of ALL strategic alternatives. Apparently, certain directors now want to focus only on the possibility of developing a joint venture for the micro-products division with another company. While this may ultimately be the conclusion of Piper, the committee and the Board, I strongly believe that ALL alternatives be explored, including the possible sale of the core business or the entire Company. This, I believe, is more imperative now than it was a month ago in light of recent events.

I now realize my views are not in harmony with Molex, Company management and the remainder of the Board of Directors. I therefore resign as a member of the Sheldahl Board of Directors effective immediately.

Sincerely,

  /s/ DENNIS M. MATHISEN
-------------------------------------
Dennis M. Mathisen